SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Commission File Number : 1-14118

PRESS RELEASE #22/04

QUEBECOR WORLD ANNOUNCES
INTENTION TO PURCHASE 22 NEW PRESSES
FOR U.S. MANUFACTURING PLATFORM

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

July 28, 2004                                                                                                                                   22/04

For immediate release                                                                                                                Page 1 of 2

QUEBECOR WORLD ANNOUNCES
INTENTION TO PURCHASE 22 NEW PRESSES
FOR U.S. MANUFACTURING PLATFORM

Montréal, Canada - Quebecor World (NYSE, TSX: IQW) today announced a major strategic capital investment plan that involves the purchase of 22 new presses for its U.S. manufacturing platform. The purchase of new wide-web 48, 64, 96 and 128 page presses will make Quebecor World the clear technological leader in the North American printing industry allowing it to renew and expand its customer base.

The investment is targeted at Quebecor World's magazine, catalog, retail and book platforms. The new equipment will dramatically improve efficiency and through-put as well as enhance customer service by providing publishers and retailers with a more complete integrated and flexible multi-plant manufacturing network.

"During the last year and a half we have made significant strides in reducing our cost base and putting our house in order. While this is an ongoing effort, we are now at the stage where we can confidently invest in our platform in a way that will provide maximum benefit to our customers and return for our shareholders," commented Pierre Karl Péladeau, President and CEO, Quebecor World.

"At Quebecor World our strategy is developed by assessing the market and listening to our customers. These investments are being targeted in areas where we see growth in the print market and where the new equipment can best serve the current and future needs of our customers," said Dave Boles, Chief Operating Officer, Quebecor World, North America.

Quebecor World will place a firm order for 12 new presses and an option for 10 others. The 12 presses will be commissioned in 2005 and 2006 at a cost of approximately $165 million. The additional 10 presses will be commissioned in 2006 and 2007 at a cost of approximately $165 million. The presses will be fitted with the latest robotic and automated systems to maximize efficiency. Quebecor World is also working with its customers to evaluate certain customers-driven enhancements to the machines including closed-loop color systems and ribbon control systems to further optimize quality and performance.

For immediate release                                                                                                                Page 2 of 2

"This investment in new presses is being combined with the decommissioning of older, less efficient equipment which will improve our operating performance without significantly increasing capacity," added Mr. Péladeau.

The new presses will strengthen Quebecor World's multi-plant network offering by increasing the scope and geographic footprint of its wide-web offset technology. The Company's integrated network of facilities gives magazine, catalog, retail and book customers a flexible platform that enables them to reduce distribution costs and lead-times by printing closer to the end user.

Quebecor World Inc. (NYSE; TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include Magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: http://www.quebecorworld.com

For further Information contact:
Jeremy Roberts Vice-President, Corporate Finance and Treasurer Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Raynald Lecavalier

Name:   Raynald Lecavalier
Title:     Vice President, Corporate General Counsel and Secretary

Date: July 29, 2004